UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 27, 2020 (April 21, 2020)

YouNow, Inc.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	45-1775277 (I.R.S. Employer Identification No.)

161 Bowery, 6th Floor

New York, NY 10002

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (302) 658-7581

Title of each class of securities issued pursuant to Regulation A:

Props Tokens

Item 9.	Other Events

From April 21 through April 27, 2020, YouNow, Inc. (the “Company”) closed a number of private placements of its Props Tokens with multiple investors, including new institutional investors, one of the Company’s principal existing institutional investors and the executive officer of one of the mobile and web applications (“Apps”) that participate in the Company’s Props Network. In the private placements, the Company raised approximately $1,342,500 in cash and an additional fraction of that amount in the form of other consideration. As a result of the Company’s receipt of the proceeds, the Company believes that it has cash and cash equivalents sufficient to fund its operations into Q3 2021. Please see the discussion below for more information regarding this forecast and the assumptions, risks and uncertainties to which it is subject.

The private placements were conducted as transactions exempt from registration under Rule 506(b) of Regulation D under the Securities Act of 1933. The sale price in the private placements was $0.07 per Props Token (the tokens are not transferable for one year). In addition to receiving Props Tokens, each investor received warrants to purchase an additional number of Props Tokens, equal to up to 30% of the number of Props Tokens initially purchased, at an exercise price of $0.07 per Props Token. The warrants are non-transferable and expire in one year.

In addition, as part of the closing of the private placements referenced above, a memorandum of understanding between the Company and Borderless Management LLC (“Borderless”), one of the new institutional investors, became binding. The memorandum of understanding requires the Company to, among other things, migrate a portion of its operations (relating to the holding and delivery of “Pending Props”, which are Props that have been earned by App users but may not yet be delivered because those users have not yet completed their KYC, AML and other Props subscription requirements) from a Company-designed sidechain to the Algorand blockchain;  create a version of the Props Token that can run on the Algorand blockchain; collaborate with Borderless to increase the liquidity and availability of Props Tokens on the Algorand blockchain; collaborate with Borderless to increase the possibility of exchange listings of Props Tokens; and collaborate with Borderless to use good faith efforts to introduce existing or future Apps to the Algorand blockchain for integrating with the Props Network, as and when feasible.

As a result of the Company’s receipt of the cash proceeds from the private placements, if current trends continue, then, based on the Company’s most recent analysis of expenses and cash forecasts, the Company believes that its cash and cash equivalents will be sufficient to fund its operations into the third calendar quarter of 2021. However, the Company’s expenses, cash forecasts and other requirements are subject to change as a result of a variety of risks and uncertainties. Therefore, substantial doubt remains as to the Company’s ability to continue as a going concern.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the Company’s plans, objectives, expectations, intentions, estimates and strategies for the future, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this filing, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s business and operations. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statement.

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUNOW, INC.

Date: April 27, 2020	By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer